May 22, 2019

Victor Santos
Chief Executive Officer
CarrierEQ, Inc.
207 South Street, #172
Boston, MA 02111

       Re: CarrierEQ, Inc.
           Amendment No. 1 to Form 10-12G
           Filed May 9, 2019
           File No. 000-56037

Dear Mr. Santos:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2019 letter.

Amendment No. 1 to Form 10

General

1. We note your response to comment 3, which states in part, "Our Company discontinued
      our mobile technology platform, AirFox Wireless, on February 22, 2019." We note similar disclosure in your registration statement, including on page 4. We further note the following statement from your response, "Our Company made the decision to phase out our mobile technology platform in the months leading up to our 2017 ICO." Finally, we note your disclosure on page 63 of the registration statement, stating "Airfox has integrated the ability for users of its platform to receive rewards paid in AirTokens for viewing video advertisements," as well as similar disclosure in your April 3, 2019 White
      Paper. Please revise your disclosure to reconcile these disclosures and clarify the following:
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             When you decided to discontinue the mobile technology platform;

             When you communicated this decision to investors;

             When you actually discontinued the mobile technology platform; and

             The relationship, if any, between your discontinued mobile technology platform and your plans to reward users of your platform for viewing video advertisements in the future.
2. We note your response to comment 5, and your statement on page 47 that you believe the maximum amount that may be paid to ICO claimants is the amount received in the 2017
         ICO (approximately $15 million) plus interest. Please clarify why you are unable to estimate the maximum amount payable at this time and why the total payments related to the Rescission Offer could exceed the AirToken obligation reported in your consolidated balance sheets.
Business
Our Business Plan, page 1

3. We note your response to comments 10, 12, and 23 and your revised disclosure. We further note your disclosure on page 1, stating "Airfox has partnered with more than
         300,000 physical locations throughout Brazil -- including post offices and banks -- that allow users to convert funds from physical to digital currency." Please revise to clarify the types of "digital currency" into which users may convert their funds, including whether users can convert funds into AirTokens using Airfox Wallet. Additionally, we note your disclosure on page 2, stating "We are currently running a pilot program in two of Via Varejo's stores in Sao Paulo, with plans to expand to 729 stores across Brazil by
         September 2019." Please revise your disclosure, here and elsewhere as appropriate, to provide more information regarding the status and intended functionality of Airfox
         Wallet, including without limitation the following:

             The relationship between the 300,000 physical locations throughout Brazil that you have "partnered with" and the 729 stores to which you plan to expand your pilot program by September 2019;

             The material terms of your partnerships with these physical locations and whether there is an agreement memorialized in writing with the "post offices and banks" and other third party locations;

             The physical and technological infrastructure required at each location to permit users
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             to convert cash to digital currency;

             The status of the development and distribution of such physical and technological infrastructure to the locations with which you have partnered;

             The mechanism by which users may use Airfox Wallet to effect transfers of currency;

             Whether recipients of funds through Airfox Wallet must also set up an Airfox Wallet;

             The steps users of Airfox Wallet must take to convert digital currency into physical currency; and

             Any significant risks or barriers to entry that you may encounter in the process of rolling out Airfox Wallet.
4. Please provide more detail regarding the pilot program you are currently running in two of
         Via Varejo's stores in Sao Paulo.
Customer Acquisition, page 5

5. We note your response to comments 11 and 23 and your revised disclosure, including your statement in this section that "Via Varejo will pay Airfox certain amounts monthly pursuant to the terms of the Services Agreement." Please revise your disclosure in this section to quantify or disclose how the amount that Via Varejo will pay you monthly will be determined. Additionally, we note your disclosure in response to comment 23, stating that you "have no current plans to use AirTokens as a means of payment for purchases made at Via Varejo." Please revise your disclosure here and elsewhere as appropriate to explain the relationship, if any, between the VV Wallet and the Airfox Wallet.
Risk Factors
We cannot predict whether the amounts you would receive in the rescission offer would be greater . . . , page 40

6. We note your response to comment 18 and your revised disclosure, and we reissue the comment in part. Please advise us how you plan to create a public trading market for the
         AirTokens.
7. We note your disclosure regarding the value of the rescission offer relative to any market value of the AirTokens, as well as your disclosure elsewhere indicating that the AirToken
FirstName LastNameVictor Santos
       smart contract has been "locked" and, consequently, AirTokens cannot currently be
Comapany NameCarrierEQ, Inc.
       transferred on the blockchain. Please revise to include disclosure regarding the most
May 22, 2019known market value or transfer price of the AirTokens.
       recent Page 3
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Management's Plans, page 47

8. We note your disclosure in this section that you may derive funds in the future from "new commercial partnerships in targeted industries (e.g., travel, insurance) to use the Airfox platform as a source of distribution of their products." Please revise to explain how the
         Airfox platform could be used as a source of distribution for products.
Legal Proceedings, page 57

9. We note your response to comment 21 and your revised disclosure in this section, and we reissue the comment in part. Please revise your disclosure in this section to describe the company's plans for addressing any shortfalls in its available cash, including the basis on which claimants will be paid in the event of a shortfall. In addition, please update this disclosure to address any material developments regarding the timing of your initiation of the claims process.
10. We note from your disclosure on pages 5-6 that, under the agreement with Via Varejo, you have issued one convertible note for $2.5 million, and you plan to issue a note for
         $3.5 million upon the completion of Phase 2 and a final note for $4 million upon the completion of Phase 3. We further note your total liabilities of $17.0 million and your total assets of $9.2 million as of September 30, 2018. Please revise to disclose the priority of refund claims submitted by token holders pursuant to the SEC Settlement Agreement relative to other obligations, including your obligations under the agreement with Via
         Varejo, in the event of your bankruptcy, dissolution, or liquidation. Refer to Item 202 of
         Regulation S-K.
Recent Sales of Unregistered Securities, page 59

11. We note your response to comment 22. Please provide us with your detailed legal analysis regarding whether any exemption from registration would have been available for the issuance of 73,250,000 AirTokens as payment to vendors in October 2017. To the extent that no exemption was available, please add risk factor disclosure discussing any significant risks arising from this unregistered issuance. Description of Registrant's Securities to Be Registered, page 61

12. We have reviewed your response to comment 26 relating to the issuance of AirTokens to vendors as payment for services rendered. Based on your response, we understand that you have recognized an expense of $1.5 million as payment for services to the vendor with an equal and offsetting $1.5 million gain on establishing the fair value of the
         AirTokens. Please address the following:

             Explain why the AirTokens issued as payment to vendors are not accounted for similar
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             to those sold in the ICO (i.e., as a liability) and do not represent an obligation of the issuer to the token holders. In this regard, explain whether you believe the vendors may similarly view the AirTokens as a debt security that establishes a creditor relationship, an intangible asset, or something else; and

             Explain, citing relevant accounting literature, the basis for your view that it is appropriate to record a gain through Selling, General, and Administrative expenses on a net zero basis with the related expenses.
13. We note your response to comment 29, and we reissue the comment in part. We note your disclosure that the Internal AIR Ledger is not currently in use and that AirTokens cannot currently be transferred on the blockchain. Please revise to clarify how holders of
         AirTokens may ascertain their current balance and the status of any transfers once the
         Internal AIR Ledger is operational.
14. We note your revisions in response to comment 23. Please revise to briefly describe the
         ERC-20 standard (e.g., the basic functions associated with the standard) to which the tokens adhere.
AirToken Rewards, page 63

15. We note your response to comment 9 and your revised disclosure in this section, including your description of the digital reward currency you issued between February and
         November 2018. Please identify the "digital reward currency" used and whether it was a security. If the reward was a security, please provide us with your detailed legal analysis as to whether any exemption from registration was available for the issuance of that digital reward currency, or advise us why you believe no such exemption was required.
         Additionally, please clarify whether you have redeemed all outstanding digital reward currency and how you determined the redemption price of $R0.089. Finally, please provide us with more detail regarding your plans to resume this program, including the type of "reward" you will use (e.g., AirTokens) and how you intend to address any regulatory concerns associated with such program.
Potential Exchange of AirTokens, page 63

16. We note your response to comment 31 and your revised disclosure. Please further revise to clarify from what source(s) you intend to derive the "volume weighted average price"
         of the AirTokens.
No Rights Commonly Associated with Capital Stock, page 64

17. We note your response to comment 17 and your revised disclosure in this section. Please be advised that you are responsible for analyzing any future amendments to the Amended and Restated AirToken Terms & Conditions, the smart contract governing the AirTokens, or other documents defining the rights of token holders to determine whether such
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         changes are so significant that they constitute the issuance of new securities.
18. We note your response to comments 41 and 42 and your revised disclosure in this section, including your statement that "The arbitration provisions are enforceable under both federal and state law and will apply for claims under federal securities laws." Please explain in detail the basis for your belief that these provisions are enforceable under federal law. In your response, please specifically address the anti-waiver provisions of the
         Securities Act and the Exchange Act. Refer to Section 14 of the Securities Act and
         Section 29(a) of the Exchange Act.
Notes to Consolidated Financial Statements
Note 8 - AirTokens, page F-16

19. We have reviewed your response to comment 32 stating that you believe an investor in the
         AirToken would likely view the instrument as a debt security "because it effectively creates a creditor relationship to holders of the AirTokens." In this regard, you refer to
         FASB Concept Statement No. 6 as your basis for considering AirTokens to be an obligation of the issuer. Please address the following:

             Explain, citing relevant guidance, what characteristics of the AirTokens cause you to believe they create a creditor relationship;

             Describe what you believe are the "obligations" of the company to "transfer assets"
             related to the AirTokens, as defined by FASB Concept Statement No.
6;

             We note that you state in your response to comment 33 and elsewhere that "the terms of the AirTokens do not specifically obligate the Company to create the AirToken
             Project." Explain how these statements reconcile to your assertion that the AirTokens create a creditor relationship with the token holders; and

             To the extent that your investors have sold their tokens to another third party, tell us how you considered whether the obligation transfers to the third party as well, remains to the investor or has been relieved.
20. Please explain how you considered whether the investor may view the instrument as an
         intangible asset in accordance with ASC 350 Intangibles   Goodwill and
Other, as
         opposed to an investment in a debt security in accordance with ASC
320.
21. To the extent that it was determined that the proceeds from the sale of the AirTokens did not represent a financial liability but instead was more reflective of a sale of intangible assets, please explain whether you believe the sale transaction would then be in the scope of ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets. If so, explain how that change in scope would impact your conclusion to recognize a liability vs.
         gain upon transfer.
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22. We have reviewed your response to comment 33 stating that you believe that you have achieved technological feasibility with respect to the AirFox Browser, such that the sale of the tokens should be accounted for as a funded software arrangement pursuant to ASC
         985-20. Please address the following with respect to your conclusion that technological feasibility has been achieved:

             Provide us with a detailed discussion of how you considered the guidance in ASC
             Topic 985-20-25-2 in arriving at the conclusion that you have reached technological feasibility. Your response should include a discussion of whether the AirToken
             Project includes or does not include a detailed program design, and how you have applied the guidance in ASC Topic 985-20-25-2(a) or 985-20-25-2(b) as appropriate;

             Clarify for us whether you believe that technological feasibility has been achieved with respect to the AirToken Project as a whole. In your response, explain to us how you have applied the guidance in ASC Topic 985-20-55-7;

             We note in your response to comment 32 that "Airfox represented to investors that the proceeds from the offering would be used to fund future development of the AirFox
             App and the AirToken ecosystem among other planned uses." Tell us in greater detail how that representation informed your conclusion that technological feasibility had been achieved;

             Provide us with information regarding which projects have achieved technological feasibility and which projects have not achieved technological feasibility. Please reconcile these projects to the promises made to token holders to support your assertion that you have achieved technological feasibility with respect to the AirToken
             Project;

             Describe what costs have been capitalized subsequent to achieving technological feasibility; and

             Reconcile your conclusion that you have reached technological feasibility with statements in your responses to the comment letter that seem to indicate that substantial development work is necessary. For example, your response to comment 2 seems to indicate that no portion of the AirToken Project had been developed or executed upon at the time of your ICO. Similar statements appear to have been made in your responses to comments 3, 10, and 29.
23. To the extent it was determined that you have not achieved technological feasibility related to all or a portion of the AirToken project, please explain whether you believe the proceeds received from the ICO and the associated costs incurred to develop the AirToken project would be in the scope of ASC 730-20. As part of your response, provide us with
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         your consideration of whether there is an obligation, stated or implied, to return that funding in the future. We refer you to relevant guidance included in ASC 730-20-25-4,
         730-20-25-5, and 730-20-25-26 as part of your analysis.
Exhibits

24. We note your response to comment 42. Please expand your disclosure on page 65 to explicitly highlight that none of the indemnification provisions, disclaimers, limiations of liability, and releases contained in the Amended and Restated AirToken Terms
         & Conditions constitute waivers of any right under the federal securities laws. In addition, please provide us with a detailed legal analysis as to how the confidentiality provision contained in Section 15(b) is appropriate under the federal securities laws. Your analysis should specifically address the risk, if true, that non-public material information may be disclosed to certain token holders, but not others.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or
Hugh
West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



FirstName LastNameVictor Santos                                Sincerely,
Comapany NameCarrierEQ, Inc.
                                                               Division of
Corporation Finance
May 22, 2019 Page 8                                            Office of
Financial Services
FirstName LastName